Attorneys and Counselors at Law

October 19, 2006

VIA EDGAR AND FAX TO (202) 772-9210

Mr. Benjamin Phippen

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0404

RE:	BancFirst Corporation;
Form	10-K for the fiscal year ended December 31, 2005
File Number 0-14384

Dear Mr. Phippen:

This letter is in response to your letter dated October 10, 2006 (the “Reply Letter”) to Mr. David E. Rainbolt, President and Chief Executive Officer of BancFirst Corporation (the “Company”), regarding the Company’s August 25, 2006 response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

For ease of reference, the Staff comment contained in the Reply Letter is reprinted below in italics, followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2005

1.	We reviewed your response to comment 2 of our letter dated April 19, 2006. We believe the restatement of your previously issued financial statements for the years ended December 31, 2004 and 2003 was a material restatement, for which an Item 4.02 Form 8-K is required to disclose to investors that the previously issued financial statements should not be relied upon. Please file an Item 4.02 Form 8-K announcing non-reliance on these previously issued financial statements.

Response: On October 19, 2006, the Company filed the requested Item 4.02 Form 8-K with the Commission.

Please direct any questions, comments or advice of the Commission Staff to me at jtimmons@dayedwards.com or by telephone at (405) 239-2121 (fax: (405) 228-1117), or to

2900 Oklahoma Tower 210 Park Avenue Oklahoma City, Oklahoma 73102-5605 Telephone (405) 239-2121 Telecopier (405) 236-1012

www.dayedwards.com

DAY, EDWARDS, PROPESTER & CHRISTENSEN, P.C.

Mr. Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

October 19, 2006

Randy Foraker, Chief Accounting Officer of the Company, at rforaker@bancfirst.com or by telephone at (405) 270-1044 (fax: (405) 270-1089).

Very truly yours,

/s/ Jeanette C. Timmons

Jeanette C. Timmons

Counsel to BancFirst Corporation

cc:	David E. Rainbolt, President
BancFirst Corporation

Joe T. Shockley, Executive Vice President and Chief Financial Officer
BancFirst Corporation

Randy Foraker, Executive Vice President, Chief Risk Officer and Chief Accounting Officer
BancFirst Corporation